Exhibit 99.1

UTime Limited Releases Smart Ring, Focusing on Sleep and Continuous Health Monitoring

SHENZHEN, China, October 30 2025 – UTime Limited (Nasdaq: WTO) today released its smart ring product. Utilizing the advantage of unnoticeable wear, the product aims to provide users with nighttime and long-term continuous health data monitoring.

This smart ring features a precise and compact design, capable of monitoring multiple physiological parameters including skin temperature, blood oxygen saturation (SpO2), respiratory rate, and heart rate variability (HRV). Its key application scenario is sleep quality assessment, aiming to generate more detailed sleep analysis reports by collecting data unobtrusively during user sleep. Additionally, the product focuses on daily activity tracking and female health cycle management, offering users more comprehensive health insights.

Mr. Hengcong Qiu, Chief Executive Officer of UTime Limited, stated, “We believe the smart ring form factor is an important addition to the health wearable device market. It addresses user needs for continuous, unnoticeable monitoring in specific scenarios, complementing smartwatches effectively.”

About UTime Limited

Trading under the NASDAQ ticker WTO, UTime Limited is engaged in the design, development, production, sales and brand operation of mobile devices in China and globally. The company aims to provide cost-effective products and serves a broad customer base.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. For additional risk factors, please review UTime Limited’s Annual Report on Form 20-F and other SEC filings. Forward-looking statements are made only as of the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

qhengcong@utimemobile.com

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base, Nanshan District

Shenzhen, People’s Republic of China 518061

Tel: (86) 755 86512266